Daniel J. Winnike Partner	dwinnike@fenwick.com (650) 335-7657
September 10, 2015
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                    Pamela Long, Assistant Director
Leland Benton
Craig Slivka
Division of Corporation Finance

Re:	Amyris, Inc. Registration Statement on Form S-3 Filed August 12, 2015 File No. 333-206331
Ladies and Gentlemen:
On behalf of Amyris, Inc. ("Company"), we are transmitting herewith Amendment No. 1 ("Amendment") to the Registration Statement on Form S-3 (Registration No. 333-206331) ("Registration Statement") originally filed by the Company with the Securities and Exchange Commission (the "Commission") on August 12, 2015.  In this letter, we respond to the comments of the Commission staff ("Staff") contained in your letter dated September 8, 2015.  The numbered paragraphs below correspond to the numbered comments in that letter, with the Staff's comments presented in bold italics. Also enclosed, please find a hard copy of the Amendment, which is marked to show changes from the Registration Statement.
   Selling Stockholders, page 5
1.
Your description here of the maximum number of shares issuable upon exercise of the warrants you have placed totals 52,265,559, which is 63,199 shares more than you are registering as underlying your warrants. Please revise.

In response to the Staff's comment, the Company has revised its disclosure on the cover page of the Amendment to correct the number of shares being registered that underlies the warrants issued to certain selling stockholders pursuant to the Exchange Agreement dated July 26, 2015 among the Registrant and certain of the Selling Stockholders.

Securities and Exchange Commission
September 10, 2015

   Undertakings, page II-2
2.	It appears that you are relying upon Rule 430B(a). As you are not subject to Rule 430C, please remove the undertaking found in Item 512(a)(5)(ii) of Regulation S-K.
The Company acknowledges the Staff's comments and advises the Staff that it has revised undertaking (a)(4) on page II-3 of the Amendment, accordingly.
* * *
The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657 or, in his absence, Faisal Rashid at (650) 335-7822.
Sincerely,

/s/ Daniel Winnike
Daniel J. Winnike

cc:
John Melo, Chief Executive Officer and President
Raffi Asadorian, Chief Financial Officer
Nicholas Khadder, General Counsel
Amyris, Inc.